

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

<u>Via U.S. mail and</u>
<u>Facsimile: 610 940-1676</u>

December 4, 2008

Mr. Fred M. Powell
Chief Financial Officer
BMP Sunstone Corporation
600 W. Germantown Pike
Suite 400
Plymouth Meeting, PA 19462

> **Re:** **BMP Sunstone Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 001-32980**

Dear Mr. Powell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A, Controls and Procedures, page 44

1. We note management's conclusion that your disclosure controls and procedures
    were "functioning effectively." Management's conclusion should include a
    statement as to whether or not the disclosure controls and procedures are
    effective. With a view to disclosure, advise us whether management's conclusion
    is that your disclosure controls and procedures are effective.

Part III

Item 11 Executive Compensation incorporated by reference from definitive proxy
statement on Schedule 14A filed April 2, 2008

Compensation Discussion and Analysis, page 17

2. We note your footnote disclosure on page 22. It appears that you have not
    provided quantitative disclosure of all of the terms of the necessary targets to be
    achieved for your named executive officers to earn their non-equity incentive plan
    compensation. As a non-exclusive example, we note the reference the "financial
    … goals on which [Mr. Gao's] compensation was based." In future filings, please
    disclose the specific performance targets used to determine incentive amounts or
    provide a supplemental analysis as to why it is appropriate to omit these targets
    pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is
    appropriate to omit specific targets, please provide the disclosure pursuant to
    Instruction 4 to Item 402(b). General statements regarding the level of difficulty,
    or ease, associated with achieving performance goals either corporately or
    individually are not sufficient. In discussing how likely it will be for the company
    to achieve the target levels or other factors, provide as much detail as necessary
    without providing information that poses a reasonable risk of competitive harm.

Part IV

Exhibits

Certifications required under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange
Act of 1934

3. We note that your certifications required by Exchange Act Rule 13a-14(a) do not
    conform to the certification set forth in Item 601(b)(31) of Regulation S-K. See
    paragraphs 1, 4, and 4(d) of Item 601(b)(31). Please file an amendment to the
    Form 10-K that includes new, corrected certifications.

Forms 10-Q for the quarters ended March 31 and June 30, 2008

Part 1

Item 4, Controls and Procedures

4. We note disclosure in your Form 10-K for the fiscal year ended December 31, 2007 and in your Forms 10-Q regarding a material deficiency at your recently acquired subsidiary, Hong Kong Health Care. With a view to disclosure, and in light of the material deficiency and related remedial efforts at the acquired company, please advise us of the basis for disclosing in your quarterly reports that there has been no change to your internal control over financial reporting that has materially affected your internal control over financial reporting. See Q&A No. 3 from Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, available at http://www.sec.gov/info/accountants/controlfaq.htm.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2008

Part IV

Exhibits

Certifications required under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934

5. We note that paragraph 4(d) of your certifications required by Exchange Act Rule 13a-14(a) refers to your "fourth fiscal quarter." Please file an amendment to the Form 10-Q that includes certifications with paragraph 4(d) referring to the appropriate fiscal quarter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 19

Cash Flow, page 19

6. We note your description of notes receivable included at Note 1, Basis of Presentation, and within your Cash Flow analysis stating these notes having maturities of six months or less. Please tell us why a sufficient amount of notes receivable will not be able to be converted into cash and transferred to a U.S.

bank account in order to pay the outstanding principal and interest due on your Senior Secured Debt on May 1, 2009. Explain to us why your entire notes receivable balance is appropriately classified as a current asset. Please add footnote disclosure describing the limitations of these funds with regards to your ongoing capital requirements.

7.   We note that you are reviewing alternative financing arrangements for the repayment of your Senior Secured Debt because you do not have funds available to repay the $23M outstanding principal and interest due May 1, 2009. Please revise to more comprehensively describe your potential financing options, including the risks and uncertainties of each option considered, the amount expected to be refinanced, and the amount of notes receivable available for payment, if any. Further, please address the limitations caused by your continued use of cash flows in operating activities and the challenges of the current lending environment.

Other

8.   Please refer to the Form 10-K/A for the fiscal year ended December 31, 2007 filed May 7, 2008. We note that only the registrant signed your filing. Please re-file the exhibits referenced in the explanatory note on page 2 with an amendment to the Form 10-K. See Rule 12b-15 under the Securities Exchange Act of 1934 and General Instruction D to Form 10-K.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact David Walz at (202) 551-3358 or Nasreen Mohammed at (202) 551-2772 if you have questions regarding comments on the financial statements and related matters. Please contact Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director